Exhibit 99.1

SINA URGES SHAREHOLDERS TO VOTE THE WHITE PROXY CARD “FOR” YICHEN ZHANG

THE CURRENT SINA BOARD BRINGS A PROVEN RECORD OF VALUE CREATION DRIVEN BY WORLD-CLASS EXPERIENCE AND FINANCIAL ACUMEN

ARISTEIA HAS FAILED TO PRESENT CANDIDATES WITH ADDITIVE SKILLS OR EXPERIENCE

SINA URGES SHAREHOLDERS TO VOTE “AGAINST” EACH OF ARISTEIA’S NOMINEES, BRETT KRAUSE AND THOMAS MANNING, ON THE WHITE PROXY CARD

October 3, 2017

Dear Fellow Shareholders,

At the SINA 2017 Annual General Meeting to be held on November 3, 2017, you will be asked to make an important decision regarding the composition of the Company’s Board of Directors that could impact the future of the Company and the value of your investment in SINA. Your Board of Directors unanimously recommends that you vote “FOR” the re-election of Yichen Zhang on the WHITE proxy card TODAY.

Under the current leadership and direction of the Board, SINA continues to successfully execute its strategic plan, deliver strong financial results, drive growth and create substantial value for all shareholders. Despite this successful track record, Aristeia has publicly stated that it will solicit proxies in order to elect two of its own nominees to your Board.

Currently, you are represented by a Board of Directors that is highly qualified, is committed to acting in your best interests and has been carefully selected to ensure the right mix of skills and expertise that is critical to overseeing a leading online media company in China. Additionally, 80% of SINA’s Board comprises independent directors. As you may know, a New York City hedge fund, Aristeia Capital, L.L.C., which owns approximately 3.5% of SINA’s shares, has launched a costly and disruptive proxy contest to elect two of its hand-picked nominees to your Board. We urge our shareholders to discard any blue proxy card or other proxy materials sent to you by Aristeia and to vote “AGAINST” the Aristeia nominees, Brett Krause and Thomas Manning, on SINA’s WHITE proxy card. We believe that Aristeia’s proposals will not create sustainable shareholder value, but will instead consist of financial engineering maneuvers that will introduce substantial risk to your Company, including certain proposals that are simply not feasible. We believe that now is not the right time to risk derailing the Board’s strategic plan.

In contrast, our collective Board, including our director nominee, Yichen Zhang, has the right mix of industry expertise and company knowledge to deliver value to all shareholders, and it is important that you vote “FOR” Mr. Yichen Zhang on the WHITE proxy card TODAY.

YOUR CURRENT SINA BOARD HAS THE RIGHT MIX OF LEADERSHIP EXPERIENCE

COVERING ALL CRITICAL AREAS

How has the Board used its collective executive leadership experience and institutional knowledge of investments to drive success for SINA?

We, Charles Chao, Ter Fung Taso, Yan Wang, Song-Yi Zhang and Yichen Zhang, collectively bring relevant expertise in China’s internet industry, professional online media and social media businesses and finance and asset management at publicly-traded companies. Our respective financial and operational leadership as well as our governance experience provide us with a deep understanding of how best to manage the financial and investment functions of publicly traded companies operating in China. A number of us have drawn heavily from our backgrounds to provide counsel to the financial analysis involved in strategic decisions made by the SINA Board and to serve as fiduciaries to SINA and its shareholders in our oversight and accountability of management’s execution of SINA’s strategy.

The current Board is directly responsible for many of SINA’s greatest successes, including the launch and enormous success of Weibo. We developed and executed a long-term vision to fully incubate Weibo within SINA, identifying key investments that have supported Weibo’s infrastructure and further contributed to its tremendous growth and outperformance. The Board’s strategy, management and oversight of Weibo up to Weibo’s initial public offering have also created an opportunity for SINA shareholders to benefit greatly from Weibo’s growth through SINA’s nearly 120% share price appreciation achieved since Weibo’s IPO in April 2014 and our distribution of Weibo shares.1 Since October 2016, we have distributed approximately 14.2 million Weibo shares to SINA shareholders, representing more than 12% of SINA’s total holdings in Weibo valued at approximately US$1.4 billion.2 In short, your Board comprises world-class individuals with the talent and commitment to oversee the implementation of SINA’s investment and operating strategy while leveraging their unique experience to effectively and efficiently adapt to the volatile and rapidly changing internet business market. Further, we reiterate our commitment to continue holding management accountable for both the Company’s successes and failures and to ensure that when there is need for change, it is swiftly addressed.

1  Based on SINA’s closing share price on October 2, 2017. Source: Bloomberg.

2  Value based on Weibo closing share price as of October 2, 2017. Source: Bloomberg.

The Board has a proven track record of prudent capital allocation execution. How does the Board think about capital allocation priorities at SINA and how it has executed the capital allocation plan?

Like many public companies, we are focused on a balanced capital allocation strategy that responsibly incorporates investment in organic and acquisitive growth while delivering returns to shareholders.

As a result of our strong balance sheet, SINA has available capital to opportunistically repurchase shares under our current US$500 million share repurchase authorization. We periodically pull this lever as a means of both returning capital and assisting in managing any trading discount to the Company’s Net Asset Value (“NAV”). According to third-party financial analysts, a discount to NAV is a common occurrence for companies such as SINA that have a holding company structure, and we are able to repurchase shares in the open market to help bring spikes in the discount back in line with the standard holding company range. Since March 2016, SINA has repurchased US$311 million of its shares under the share repurchase authorization.

Combined with the Weibo distributions, SINA has returned approximately US$1.7 billion of capital to security holders since 2014, which is the highest amount for China-based internet and technology companies listed in the U.S.

Our strategy at any given time also reflects the operating and regulatory environment within the People’s Republic of China (“PRC”), which has a direct influence on the way SINA conducts business and manages our balance sheet — beyond the control of our Board and management team. S&P Global recently issued a report discussing this issue and “[t]he recent intensification of government efforts to rein in corporate leverage…”3 The Board and management team are very familiar with these factors and their influence on our business in China, and it is vitally important that our investors around the world understand the significance of the PRC’s governance within our Board deliberations and our process for setting our long-term strategy with the management team.

The Board clearly has extensive experience within the Chinese market and its regulatory environment. How has this shaped SINA’s M&A strategy?

Among our Board members, we have several directors with extensive experience managing and advising Chinese companies on financings for M&A transactions. Just as the PRC provides guidance on corporate leverage, like all countries, there are also laws, regulations and tax implications that govern M&A activities.

In China, the laws governing the value-added telecommunication industry and the media industry — and especially those related to M&A — are highly complex. The PRC requires acquisitions by foreign investors of Chinese companies engaged in industries that are crucial to national security, such as online media, to be subject to security review. We can think of this process as one similar to the Committee on Foreign Investment in the U.S. (CFIUS), which has caused many companies to withdraw proposed transactions after significant time and resources have been invested and shareholder value lost.

3  Source: S&P Global Ratings. “Research Update: People’s Republic of China Ratings Lowered to ‘A+/A-1’; Outlook Stable.” September 21, 2017. Permission to use the quotation neither sought nor obtained.

Through the collective insight of our Board members, this presents very difficult hurdles for change of control transactions for SINA. As far as partial distributions of assets, such as Weibo, a basic analysis shows there would be significant tax disadvantages to shareholders, as well as substantial costs incurred to both SINA and Weibo due to dis-synergies resulting from a separation.

In its most recent communication, Aristeia seems to acknowledge what third parties and SINA already understand — that its proposals are impractical and unrealistic. Instead, Aristeia has chosen a new tactic that resorts to personal attacks and half-truths and intentionally ignores the fact that SINA shareholders have made significant gains on their shares, including Aristeia, who has sold in and out of SINA’s stock throughout the share price appreciation achieved since Weibo’s IPO.

What inspires the Board most about the future of SINA, and how do you all believe these components will create shareholder value?

Our transition within SINA’s core business to enhance our mobile advertising platform is exciting, and we are confident that we will successfully evolve SINA’s approach in the current market environment that is trending away from PC advertising and toward mobile. SINA is already a leader in China and the global Chinese communities that we serve, and there is so much potential value that we believe can be created from this evolution to mobile ads. The entire Board is focused on harnessing our collective experience to continue driving innovation and value for SINA.

We are also inspired by the opportunities ahead for the continued growth of Weibo as part of SINA and the benefits this relationship brings to SINA shareholders. SINA and Weibo have successfully shared services across data, management and IP that each company can leverage to create value and advance its respective strategy. This is a critical component of SINA’s shift to mobile ads and is accelerating the growth of SINA’s Fintech businesses by driving significant user traffic. Together, we expect SINA will strengthen its core platform and improve performance, while simultaneously continuing to advance Weibo’s strategy and deliver strong results. This is a win for all shareholders as they continue to gain significant value for their investment and build on the significant growth of SINA’s share price since Weibo’s IPO.

Our commitment to driving value and alignment with shareholders’ interests is reflected in our collective Board ownership of 12.8% of SINA’s outstanding ordinary shares. Charles Chao, the Chairman of the Board and CEO, has fervently demonstrated his personal commitment to the long-term strategy and success of SINA as the Company’s largest shareholder, owning approximately 12% of SINA’s outstanding ordinary shares. In fact, Mr. Chao purchased these shares in June 2015 at an above-market price when SINA’s share price was under significant pressure for an extended period of time in order to instill greater confidence in SINA’s shareholder base.

The market clearly supported Mr. Chao’s investment as SINA’s share price grew by more than US$8.00 per share, or 23%, on June 1, 2015, the day of the transaction announcement, and increased as much as US$17.00 per share, or nearly 50%, in the two weeks following the announcement.4 The recent solid operational and financial performance of SINA, two years after Mr. Chao’s decision, continues to benefit ALL shareholders with an approximately 225% increase in SINA’s share price.5

4  Based on SINA’s closing share price on May 29, 2015. Source: Bloomberg.

5  Based on SINA’s closing share price on May 29, 2015 and October 2, 2017. Source: Bloomberg.

Today’s SINA is well positioned with the right plan, the right structure and the right Board in place to deliver results and shareholder value for the short-, mid- and long-term. We are successfully executing a winning strategy and have strong momentum.

PROTECT YOUR INVESTMENT — VOTE “FOR” OUR SINA NOMINEE, YICHEN ZHANG

The Aristeia nominees, Mr. Krause, a tech-startup investor, and Mr. Manning, a law school professor, are eligible to receive payments of up to US$160,000 from Aristeia for simply participating in Aristeia’s costly and wasteful proxy contest. Furthermore, if shareholders elect Messrs. Krause and Manning, nearly 30% of the SINA Board would have been directly compensated by a hedge fund, which owns a mere 3.5% of our shares, seeking to implement a risky and value-destructive agenda.

How can Messrs. Krause and Manning possibly function independently of Aristeia if they have been compensated by it? We believe it is clear that they cannot.

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Notwithstanding these direct ties, the experience of the Aristeia nominees is not additive and may be detrimental to our commitment to create value for ALL SINA shareholders. For example, Mr. Krause has no experience serving on the Board of a large, well-established public company and may have a potential conflict of interest as a result of his personal involvement as a managing partner of PurpleSky Capital, an angel investor in one of SINA’s direct competitors, Inke (映客). In addition, Mr. Manning already serves on three public company boards, has commitments to five other organizations and resides in Illinois, USA — he is therefore unlikely to have the time necessary to devote to SINA. Finally, and most importantly for SINA, both Mr. Krause and Mr. Manning lack understanding of the Chinese regulatory market.

We urge you to vote “AGAINST” each of Aristeia’s nominees on the enclosed WHITE proxy card and to discard any blue proxy card or other proxy materials you may receive from Aristeia.

Instead, we trust that you want us to implement strategies and programs that are calculated to sustain our long-term performance without undue risk. Now is the time for SINA to continue building momentum and prevent anything from derailing the work that is delivering results for all SINA shareholders. If that is indeed what you desire, we encourage you to vote “FOR” Yichen Zhang and “AGAINST” each of Aristeia’s nominees TODAY by signing and dating the WHITE proxy card and returning it in the postage-paid envelope provided.

We thank you for your continued support.

Sincerely,

Charles Chao	Ter Fung Tsao	Yan Wang
Chairman of the Board and CEO	Independent Director	Independent Director

Song-Yi Zhang	Yichen Zhang
Independent Director	Independent Director

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders may call toll-free (from the U.S. and Canada): 877-750-5834

International shareholders may call: +1-412-232-3651

Banks and brokers (call collect): 212-750-5833

Please visit http://corp.sina.com.cn/eng/AGM/ for more information.

Supplement to SINA’s Proxy Statement for the 2017 Annual General Meeting of Shareholder

SINA’s proxy statement for the 2017 Annual General Meeting, dated September 25, 2017 (the “Proxy Statement”), incorrectly stated the 48 hour deadline by which proxy cards must be received by the Company for U.S. holders. The correct deadline is 2:00 a.m., Eastern Daylight Time, on Wednesday, November 1, 2017, which is 48 hours in advance of the 2017 Annual General Meeting, to be held on November 3, 2017 at 2:00 p.m., Hong Kong time. The foregoing supplemental information should be read in conjunction with the Proxy Statement. To the extent that the foregoing differs from or updates information contained in the Proxy Statement, the foregoing information controls. The Proxy Statement is available to stockholders at http://corp.sina.com.cn/eng/AGM/.

Safe Harbor Statement

This letter contains forward-looking statements that relate to, among other things, SINA’s expected performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this letter is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this letter or elsewhere, except as required by law.